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Exhibit 99.(a)(5)(P)

Copenhagen, 16 January 2006

Dear TDC shareholder

We would still like to buy your TDC shares

On 2 December 2005 Nordic Telephone Company submitted an offer to all shareholders to TDC to buy all shares in the company at DKK 382 in cash per share.

Shareholders representing more than 85.5% of the share capital of TDC had accepted the tender offer by Nordic Telephone Company on 00.01h (CET) on January 12, 2006.

We encourage all shareholders to accept the tender offer of DKK 382 in cash per share before closing of business of your bank on Thursday, 19 January 2006. Shareholders who have already accepted the tender offer are not required to take any further action.

TDC's Board of Directors recommends that the shareholders accept our tender offer.

Acceptance of the tender offer

A copy of the acceptance form can be downloaded for free at our website, www.nordictelephone.dk, or ordered from Nordea Bank Danmark by e-mail at prospectus@nordea.com or by fax at +45 33 33 51 38 or through telephone contact to Enskilda Securities at +45 36 97 74 00.

In order to accept the tender offer, you should fill in and submit the acceptance form to your bank or stockbroker in due time before closing of business of your bank on Thursday, 19 January 2006 as our tender offer will expire on 20 January 2006 at 06:01 am (Danish time), unless it is extended.

Queries should be directed to your custodian institution or to Nordea Bank Danmark, tel. +45 33 33 50 92 (settlement issues only).

Nordic Telephone Company ApS

Nordic Telephone Company is a newly formed company established by investment funds directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co., L.P., Permira Advisers KB and Providence Equity Partners Limited.

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  Exhibit 99.(a)(5)(P)